OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Anthony Clark International Insurance Brokers Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

18145N 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 18145N 10 7

1.	Name of Reporting Person: Primo M. Podorieszach		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 808,630

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 808,630

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 808,630

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 10.1%

12.	Type of Reporting Person (See Instructions): IN

2

13G

Item 1.
	(a)	Name of Issuer:
Anthony Clark International Insurance Brokers Ltd.
	(b)	Address of Issuer's Principal Executive Offices:
Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6

Item 2.
	(a)	Name of Person Filing:
Primo M. Podorieszach
	(b)	Address of Principal Business Office or, if none, Residence:
1732 North River Drive, Kamloops, B.C., Canada V2B 7N7
	(c)	Citizenship:
Canadian
	(d)	Title of Class of Securities:
Common Shares, no par value
	(e)	CUSIP Number:
18145N 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
808,630 including options that are exercisable per share within 60 days after December 31, 2002 at an exercise prices as follows: 315,000 shares at $1.60 Canadian, expiring April 12, 2004 and 25,000 shares at $1.00 Canadian, expiring October 26, 2006.
(b) Percent of class:
10.1%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
808,630
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
808,630
(iv) Shared power to dispose or to direct the disposition of:
0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

4

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 23, 2003

By:	/s/

Name:	Primo M. Podorieszach

Title:

5